UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission --“CNV”), dated July 25, 2016

NORTEL INVERSORA S.A.

Buenos Aires, July 25, 2016

Messrs.

Comisión Nacional de Valores

Re.: Actions filed before the General Arbitration Tribunal of the

Buenos Aires Stock Exchange - Withdrawal

Dear Sirs,

I am pleased to address this letter in my capacity as Officer in Charge of Market Relations of Nortel Inversora S.A. (the “Company”) to announce that the plaintiffs in the actions filed by Martín Fernandez Dussaut and Damián Burgio on their own behalf and on behalf of Braslyn Ltd. and Shelton Ventures Inc. (“Braslyn Ltd. et al. vs. Nortel Inversora S.A. related to declaratory action” (File No. 1106/16) and “Braslyn Ltd. et al. vs. Nortel Inversora S.A. related to nullity of a shareholders’ meeting” (File No. 1107/16)) have accepted the defenses raised by the Company in both actions. Accordingly, both actions have been withdrawn and the plaintiffs have waived their rights. Additionally, the plaintiffs have requested that the remedy provisionally suspending the application of the resolution related to item five of the Agenda of the Ordinary and Extraordinary General Shareholders’ Meeting held on April 8, 2016 be rendered ineffective. The Tribunal’s decision regarding this request is still pending.

Yours sincerely,

_____________________________

María de los Ángeles Blanco Salgado

Officer in Charge of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: July 25, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations